UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15045965

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
194

SEC FILE NUMBER
8-01068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York (City) New York (State) 10158 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Dempsey 212-476-8538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. Dempsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neuberger Berman LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

ROBERT CIRAOLA
Notary Public, State of New York
No. 01CI5086542
Qualified in Richmond County
Commission Expires October 20, 2017

This report** contains (check all applicable boxes):

x	(a)	Facing page
x	(b)	Oath or Affirmation
x	(c)	Statement of Financial Condition
x	(d)	Statement of Income
x	(e)	Statement of Changes in Members' Capital
x	(f)	Statement of Cash Flows
x	(g)	Computation of Net Capital Under Rule 15c3-1
x	(h)	Exemptive Provision for Broker-Dealers Under Rule 15c3-3
x	(i)	Computation of CFTC Minimum Net Capital Requirement
x	(j)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
x	(k)	Statement of Segregation Requirements and Funds in Segregation for Customer's Dealer Options Accounts
x	(l)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
x	(m)	Exemption Report Under Rule 17a-5
x	(n)	Report of Independent Registered Public Accounting Firm

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

NEUBERGER BERMAN LLC

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members
Neuberger Berman LLC:

We have audited the accompanying statement of financial condition of Neuberger Berman LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Neuberger Berman LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, NY
February 25, 2015

NEUBERGER BERMAN LLC

Statement of Financial Condition

December 31, 2014

(In thousands)

Assets		
Cash and cash equivalents	$	173,704
Cash segregated for the exclusive benefit of customers		500
Investments, at fair value		91,448
Receivables:		
Advisory and administrative fees receivable		10,216
Broker-dealers and clearing organizations		2,341
Due from affiliates		85
Other receivables		150
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $3,582)		1,498
Identifiable intangible assets and goodwill (net of accumulated amortization of $31,512)		78,059
Other assets		2,403
Total assets	$	360,404
Liabilities and Members' Capital		
Liabilities:		
Accrued compensation	$	117,439
Due to affiliates		45,138
Income taxes payable		15,236
Accounts payable and accrued expenses		7,299
Deferred income		1,166
Broker-dealers and customers		1,687
Other liabilities		16,076
Total liabilities		204,041
Commitment and contingencies (note 8)		
Members' capital		156,363
Total liabilities and members' capital	$	360,404

See accompanying notes to the statement of financial condition.

(1) Organization and Description of Business

Neuberger Berman LLC, a Delaware limited liability company (NB LLC or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC, a Delaware limited liability company (NBSH). NB LLC is a registered broker-dealer and registered investment adviser engaged principally in providing investment advisory services to individuals and institutions. Representative clients include individuals, families and institutions including: endowments, foundations, trusts and employee benefit plans. In addition, NB LLC is retained by certain affiliates, including Neuberger Berman Management LLC (NBM), the adviser to the Neuberger Berman mutual funds complex to perform sub-advisory services. The Company clears certain of its customers' securities transactions on a fully disclosed basis through J.P. Morgan Clearing Corp., which also serves as custodian for a significant number of the Company's clients.

(2) Significant Accounting Policies

(a) *Basis of Presentation*

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Although these estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

(b) *Cash and Cash Equivalents*

Cash and cash equivalents consists of cash held in banks and other liquid investments that are payable on demand. At December 31, 2014, the Company held money market mutual fund investments of $141.8 million. The remaining balance of $31.9 million was held in several operating cash accounts with banks.

(c) *Investments*

Investments held by the Company are carried at market or fair value. Investments in money market funds are valued using the year end quoted net asset value per share.

(d) *Securities Transactions*

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at market value or fair value as determined by management.

(e) *Furniture, Equipment and Leasehold Improvements*

Furniture, equipment, and leasehold improvements consist primarily of ownership interests in leasehold improvements, furniture and equipment, computer hardware and software, and are

recorded at cost, net of accumulated depreciation and amortization. Leasehold improvements are amortized on a straight line basis over the lesser of the remaining life of the related office lease or the expected useful life of the assets. Depreciation and amortization are calculated using the straight line method over the assets' estimated useful lives of three to ten years. The Company periodically evaluates long lived assets for impairment and if events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable.

(f) Goodwill and Identifiable Intangible Assets

Goodwill and identifiable intangible assets with an indefinite useful life are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Finite-lived intangible assets are amortized on a straight line basis over their estimated useful lives in accordance with GAAP, and are assessed for recoverability annually or more frequently if circumstances indicate impairment may have occurred.

(g) Income Taxes

NB LLC, as a Delaware limited liability company, is subject to the New York City unincorporated business tax (NYC UBT).

NB LLC complies with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic *Accounting for Uncertainty in Income Taxes* which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach so that a tax benefit is only recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic.

(h) Cash Segregated For The Exclusive Benefit of Customers

At December 31, 2014, cash of $0.5 million was segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended.

(3) Fair Value of Investments

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about investments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. In making such estimates, management includes, among other things, assumptions of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Financial assets and liabilities measured at fair value on a recurring basis using the fair value hierarchy levels at December 31, 2014 were as follows:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Cash equivalents	$ 141,800	—	—	$ 141,800
Equities and sponsored funds	91,052	—	—	91,052
Municipal bonds	—	396	—	396
	$ 232,852	396	—	$ 233,248

The following is a description of the valuation methodologies used for NB LLC's investments measured at fair value on a recurring basis, as well as the general classification of those investments pursuant to the valuation hierarchy:

Cash equivalents – Cash equivalents consist of cash invested in various money market funds that are valued based on published net asset values and are included in Level 1 of the valuation hierarchy.

Investments – Investments include equity and fixed income securities and sponsored funds. Equity securities generally are valued using unadjusted quoted market prices and are included in Level 1 of the valuation hierarchy. Fixed income securities are generally valued using broker quotes or pricing services

based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy. Sponsored funds consist of publicly traded funds which are valued using published net asset values and are included in Level 1 of the valuation hierarchy.

(4) Goodwill and Identifiable Intangible Assets

Goodwill is reflected in the statement of financial condition at its carrying value of $73,987. Identifiable intangible assets of $35,584 are primarily comprised of customer lists at December 31, 2014. Accumulated amortization on the identifiable intangibles is $31,512 at December 31, 2014.

At December 31, 2014 the value of NB Group was estimated using a combination of the income and market approaches. The income approach is based on projected cash flows whereas the market approach uses estimates of the value of comparable companies. The Company's relative value (considering contribution to revenue, net income and assets under management) to NB Group was then considered to determine the relative fair value of the Company in relation to NB Group. The relative fair value of the Company is then compared to its carrying value to determine if there is impairment of the goodwill. Identified intangible assets were measured for impairment based on the estimated value of those assets using an income approach. The income approach is based on assets under management and projected cash flows. Management concluded that there was no impairment at December 31, 2014.

Identifiable intangible assets have amortizable lives of approximately 5 years. The weighted average life of the identifiable intangible assets is approximately 4 years. Estimated remaining amortization expenses for each of the years ending December 31, 2015 through 2019 are as follows:

	2015	2016	2017	2018	2019
			(In thousands)		
Estimated amortization expense $	1,808	1,181	1,083	—	—

(5) Employee Benefit Plans

The Retirement Contribution Program provides for a firm contribution allocated to a participant's 401(k) account in an amount equal to a fixed percentage of eligible earnings (as defined in the Plan) up to a cap. In 2014, the firm contribution was 15% of eligible earnings up to a maximum contribution of $34.5 for base and bonus employees and 10% of eligible earnings up to a maximum contribution of $26 for production paid employees. Subject to eligibility requirements (such as being employed with the firm for at least one year and being employed on December 31st of the plan year), all employees participate in the Plan. The firm contribution is immediately vested and the participant has full discretion in directing investments within his/her 401(k) account. Effective January 2015, employees will no longer be required to complete 12 months of service and will be eligible to participate immediately upon hire by the Company.

For 2014, the Company accrued approximately $13.5 million with respect to this program. Employer matching contributions are generally consistent with statutory and regulatory requirements and tax limits.

Certain eligible employees of NB Management participate in the NB Group Contingent Compensation Plan (Contingent Compensation Plan). Other than with respect to death, disability, retirement or involuntary termination without cause (as defined in the Contingent Compensation Plan documents), amounts deferred allocations under the Contingent Compensation Plan may be forfeited, should an employee no longer be employed by NB Management or an affiliated entity.

In accordance with the terms of the Contingent Compensation Plan, a certain percentage of the total annual cash compensation of eligible employees is contingent (Contingent Amount). Such Contingent Amounts are subject to vesting, payment, and forfeiture and repayment conditions. For the purposes of determining both eligibility to participate in the Contingent Compensation Plan and the contingent percentage, total compensation includes, but is not limited to, base salary, bonus, production compensation, and certain other compensation. However, in no event is base salary treated as contingent. In addition to other conditions in the Contingent Compensation Plan, the Contingent Amounts are subject to vesting over a period of three years.

The Contingent Amounts are payable in cash or eligible employees can also elect to receive a portion of their Contingent Amounts in the form of NBSH equity (or another non-cash form). Contingent Amounts paid in cash will be recorded in notional form in an account representing a notional investment that provides for a return (which may be positive or negative) based on a portfolio of Neuberger Berman investment management strategies, as selected by the Company. Vested Contingent Amounts payable in cash will be paid to eligible employees in a lump sum on or prior to March 15th of the year immediately succeeding the year in which such Contingent Amounts vest (subject to the satisfaction of the conditions for payment provided for in the Contingent Compensation Plan).

Any NBSH equity issued pursuant to such elections is subject to the same three year vesting period applicable to cash amounts payable under the Contingent Compensation Plan.

In addition, certain employees of NB LLC to receive a portion of their eligible 2014 compensation (over and above any amounts deferred in connection with the Contingent Compensation Plan) in the form of NBSH Class C-1 Profits Units. These NBSH Class C-1 Profits Units vest upon issuance. At December 31, 2014, the Company recorded compensation expense related to such equity elections of approximately $15.1 million, with an obligation recorded in other liabilities in the statement of financial condition.

(Dollars in thousands, except where noted)

(6) Income Taxes

The Company is a partnership for U.S. income tax purposes and because its principal place of business is in New York City, is subject to NYC UBT.

As of December 31, 2014, the Company had a deferred tax asset of approximately $0.2 million included in other assets on the statement of financial condition which consisted of the following:

Deferred tax asset components:		
Tax amortization of intangibles	$	475
Reserves currently not deductible		11
Depreciation		11
Other		31
Gross deferred asset before valuation		528
Valuation allowance		—
Deferred tax asset		528
Deferred tax liability components:		
Deferred compensation		(224)
Unrealized gain on investments		(136)
Deferred tax liability		(360)
Net deferred tax asset	$	168

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the statement of financial condition. During the year, the Company increased the gross amount of unrecognized tax benefits by $0.7 million which, if recognized, would favorably impact the Company's effective tax rate. The unrecognized tax benefits relate to the deductibility of compensation related expenses. At this time the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

(Dollars in thousands, except where noted)

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

Balance as of December 31, 2013	$	12,988
Additions based on tax positions related to the current year		3,319
Subtractions based on net unrealized benefits for prior years		(2,571)
Balance as of December 31, 2014	$	13,736

(7) Related Party Transactions

Investments at December 31, 2014 include $91.1 million invested in sponsored mutual funds and UCITS funds at December 31, 2014.

Due to affiliates is comprised of $44.9 million, of which $4.9 million is due to NB Group for allocated services, $22.0 million is payable to NB Services for allocated employee costs, $17.8 million is payable to NB Fixed Income LLC for sub-advisory fees and $0.2 million is due to other affiliates.

(8) Commitments and Contingencies

(a) Lease Commitments

NB LLC has contractual obligations under long-term non-cancelable lease arrangements, principally for office space, expiring on various dates through 2018. The largest lease arrangement is for the Company's headquarters in New York City, with annual rent of $14.0 million or approximately $41 dollars per square foot. This lease expires in April 2017. Office space leases are subject to escalation provisions based on increases in costs incurred by the lessor. As of December 31, 2014, approximate aggregate minimum future rental payments (before operating expenses and real estate taxes) on the operating leases under these lease agreements are as follows:

		Amount
Year:		
2015	$	14,239
2016		14,335
2017		5,017
2018		361
2019		—
Total minimum lease payments	$	33,952

The Company has an obligation to complete certain leasehold improvements by June 30, 2015. The estimated range of costs of such improvements is expected to be between $2 million to $4 million. A significant portion of the lease payments are allocated to affiliates.

(Dollars in thousands, except where noted)

(b) Litigation and Contingencies

NB LLC is involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. NB LLC recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liability can be estimated, NB LLC accrues the amount it has determined it is most likely to incur. If the amount is not determinable, NB LLC accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of such proceedings, in the aggregate, will not have a material adverse effect on NB LLC's financial condition, results of operations or liquidity.

(9) Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA), NB LLC is subject to the Securities Exchange Commission's Uniform Net Capital Rule 15c3-1. NB LLC is also a member of the National Futures Association and is subject to the Commodity Futures Trading Commission's Rule 1.17.

Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of a) 2% of aggregate debit items arising from customer transactions, b) 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements or c) $1.5 million. As of December 31, 2014, NB LLC had net capital of approximately $42.4 million, which exceeded the minimum net capital requirement by approximately $40.9 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

The Company is also subject to other U.S. federal, state and non-U.S. laws, rules and regulations and maintains adequate capital to ensure compliance with such laws, rules and regulations.

(10) Subsequent Events

The Company's management has evaluated events occurring after the date of the statement of financial condition (subsequent events) through February 25, 2015, the date the statement of financial condition was issued, to determine whether any subsequent events necessitate adjustment to or disclosure in the statement of financial condition.